As filed with the Securities and Exchange Commission on June 30, 2005

Registration Statement No. 333-109129

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT
NO. 3 to FORM S-1
REGISTRATION STATEMENT

ON

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Marshall Edwards, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	2834	51-0407811
(State or Other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No.)

Marshall Edwards, Inc.
140 Wicks Road
North Ryde NSW 2113
Australia
(011) 61 2 8877 6196
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive office)

The Corporation Trust Company
The Corporation Trust Center
1209 Orange Street
Wilmington, Delaware 19801
(302) 658-7581
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

with copies to:

David R. Seaton	Steven A. Navarro, Esq.
Company Secretary	Morgan, Lewis & Bockius LLP
Marshall Edwards, Inc.	101 Park Avenue
140 Wicks Road	New York, New York 10178
North Ryde NSW 2113 Australia	(212) 309-6000
(011) 61 2 8877 6196

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

     Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant files a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

     This Post-Effective Amendment No. 3 to Form S-1 on Form S-3 is being filed to convert the Registration Statement on Form S-1 (Commission File No. 333-109129), as amended, into a Registration Statement on Form S-3.

PROSPECTUS

Marshall Edwards, Inc.

2,392,000 Shares of Common Stock
Issuable Upon Exercise of Warrants

     In December 2003, we completed our initial public offering in the United States of 2,392,000 common stock units. Each common stock unit consisted of one share of common stock and one warrant to purchase a share of common stock. This prospectus relates to 2,392,000 shares of common stock that may be issued upon the exercise of the outstanding warrants. The purpose of this prospectus is to fulfill our obligation to maintain a current registration of these shares of common stock. The exercise price of the warrants is $9.00 per share. The warrants are exercisable at any time and expire at 5:00 PM Eastern Time on December 18, 2006 and may not be exercised after that date. We will receive the exercise price of the warrants when the warrants are exercised.

     Our common stock and warrants are quoted on the Nasdaq National Market under the symbols “MSHL” and “MSHLW,” respectively. Our common stock also trades in the London Stock Exchange’s Alternative Investment Market (“AIM”) under the symbol “MSH.” The last reported sale price of our common stock on the Nasdaq National Market on June 20, 2005 was $7.68 per share. The last reported sale price of our warrants on the Nasdaq National Market on June 20, 2005 was $3.95 per share. The last reported sale price of our common stock on the Alternative Investment Market on June 20, 2005 was £4.20 per share, or approximately $7.66 per share based on the noon buying rate for sterling of £1.00 = $1.8231 on that date.

     Investment in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 29, 2005

ABOUT THIS PROSPECTUS

     This prospectus is a part of the registration statement that we filed with the Securities and Exchange Commission, or SEC. You should read this prospectus together with additional information described below under the heading “Available Information.”

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities.

PROSPECTUS SUMMARY

This summary highlights key aspects of our business and our offering of shares of common stock that are described more fully elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision. You should read the entire prospectus carefully, including the Risk Factors section beginning on page 4 and our consolidated financial statements and related notes appearing elsewhere in this prospectus or that we incorporate in this prospectus by reference, before making an investment decision.

References to “we,” “us,” or “our” refer to Marshall Edwards, Inc. and its consolidated subsidiary, Marshall Edwards Pty Limited. References to “Novogen” refer to Novogen Limited and its consolidated subsidiaries, other than Marshall Edwards, Inc. and its subsidiary.

Our Company

We are a developmental stage pharmaceutical company, incorporated on December 1, 2000 as a wholly-owned subsidiary of Novogen Limited, an Australian Company. Novogen’s ordinary shares trade on the Australian Stock Exchange under the symbol “NRT,” and American Depositary Receipts (ADRs) trade in the United States under the symbol “NVGN” on the Nasdaq National Market. Novogen Limited currently owns approximately 86.9% of our outstanding common stock.

We commenced operation in May 2002 and our business purpose is the development and commercialization of drugs for the treatment of cancer. We are presently engaged in the clinical development and commercialization of a drug candidate called phenoxodiol, which we believe may have broad application against a wide range of cancers. Phenoxodiol appears to target a number of key components involved in cancer cell survival and proliferation based on the emerging field of signal transduction regulation, with little or no effect on normal cells detected in pre-clinical testing.

Our strategy is to undertake further clinical development and testing of phenoxodiol leading ultimately to its commercialization and wide scale distribution. Pre-clinical testing has shown phenoxodiol to have broad anti-cancer action against an extensive library of human cancer cell lines, including prostate, ovarian and squamous cell carcinoma. Phenoxodiol commenced Phase I clinical studies in Australia in 2000 and currently is undergoing a Phase Ib/IIa clinical trial (intravenous dosage form) in the United States and Australia in patients with refractory ovarian cancer, a Phase 1b study (oral dosage form) in Australia in patients with hormone refractory prostate cancer, a phase 1b study (oral dosage form) in the U.S. in patients with cervical cancer and a Phase 1 study (oral dose form) in Australia in patients with renal carcinoma. A Phase I clinical trial is generally the first trial of a drug in humans which tests for metabolism, pharmacologic actions, and side effects of increasing doses and a Phase II clinical trial tests for efficacy and the adverse effects of a drug. An investigational new drug application (IND) became effective for the intravenous dosage form of phenoxodiol in January 2001 and for the oral dosage form of phenoxodiol in June 2003. An IND must be submitted to the U.S. Food and Drug Administration (the FDA) and become effective before human clinical trials on a new drug can commence in the United States.

A subsidiary of Novogen has granted to us, through our Australian subsidiary, Marshall Edwards Pty Limited, an exclusive non-transferable license under its patent rights and intellectual property rights in its relevant know-how to develop, market and distribute all forms of administering phenoxodiol for anti-cancer uses, except topical applications. Novogen scientists first synthesized phenoxodiol in 1997 as part of a program of drug discovery based on the structure of naturally occurring isoflavones. Isoflavones are a family of structurally related molecules found in foods such as legumes, red clover, lentils and chickpeas. Although phenoxodiol was originally identified in 1995 as a potential intermediate in the metabolism of daidzein, itself a naturally occurring isoflavone, phenoxodiol does not appear to have been isolated or identified in mammals to date.

Market Opportunity

The primary focus in the development of phenoxodiol is currently in connection with ovarian cancer, squamous cell carcinoma (SCC) of the cervix, vagina, vulva and skin, and prostate cancer, although we believe that, subject to further successful clinical research and development, phenoxodiol may have potential uses in other forms of human cancers. The cancers for which phenoxodiol is intended to be used are relatively common. The American Cancer

Society (the ACS) has estimated that in 2005 there will be 232,090 new cases of prostate cancer and 30,350 people will die as a result of this cancer in the United States. The ACS has also estimated that in 2005 there will be 22,220 new cases of ovarian cancer diagnosed and 16,210 people will die as a result of this cancer in the United States. For SCC of the cervix, vagina and vulva, the ACS estimates that in the year 2005, there will be 16,380 new cases diagnosed and that there will be 5,390 deaths caused by these cancers in the United States.

Risks of Our Business

We have a limited operating history and since our inception we have incurred losses, including net losses of $8,538,000, $3,033,000 and $123,000 for the years ended June 30, 2004, 2003 and 2002 respectively. We incurred a net loss of $1,740,000 for the quarter ended March 31, 2005. We anticipate that we will incur operating losses and negative cash flow for the foreseeable future. Since our inception through March 31, 2005, we have sustained cumulative net losses of $16,039,000. We anticipate that we will incur operating losses and negative cash flow for the foreseeable future. To date we have not commercialized any products and are not certain that we will be able to do so. We are currently developing only one drug, phenoxodiol, and if we are unable to successfully develop and commercialize phenoxodiol or license other viable drug candidates, our ability to sustain future operations will be diminished. We have not received regulatory approval to commercialize phenoxodiol, and therefore we have not generated revenues from the distribution and sale of any products. Clinical trials have a high risk of failure and any failure could impair the commercial prospects for phenoxodiol. Furthermore, because we depend on Novogen for our intellectual property rights, our personnel and our supply of phenoxodiol, any failure by Novogen to protect the intellectual property rights related to phenoxodiol, to meet our staffing needs or to supply sufficient quantities of phenoxodiol, may hinder our operations and prospects for growth.

Recent Developments

In May, 2005 we announced preliminary results from the combination therapy trial for patients with late stage refractory ovarian cancer being conducted at Yale New Haven Hospital in the United States and the Royal Women’s Hospital in Australia. These preliminary results revealed that 33% (12/36) of patients who were on combination therapy that included phenoxodiol experienced a complete or partial response.

In January 2005, we announced that we had appointed a global research organization to manage our planned “pivotal” Phase IIb multinational ovarian cancer study. The trial will be known as the Ovature trial. We are discussing trial design with the U.S. Food and Drug Administration (FDA) to develop a trial protocol that is intended to support marketing approval of phenoxodiol, including the number of treatment arms to be included and the number of patients required to be tested in each arm of the trial.

In November 2004, we announced that the FDA granted phenoxodiol Fast Track status for its intended use as a chemo-sensitizing agent in patients with recurrent late stage ovarian cancer. In January 2005, we announced that the FDA granted phenoxodiol Fast Track status for its intended use in patients with hormone-refractory prostate cancer. Under the FDA Modernization Act of 1997, designation as a Fast Track product means that phenoxodiol is eligible for certain programs for accelerated marketing approval.

Our Address and Telephone Number

Our principal executive office is located at 140 Wicks Road, North Ryde NSW 2113, Australia, and our telephone number is 011-61-2-8877-6196. Our Internet web site address is http://www.marshalledwardsinc.com. The information contained on our web site shall not be deemed to constitute a part of this prospectus.

This Offering

Common Stock Offered.	Up to 2,392,000 shares of common stock issuable upon exercise of the outstanding warrants. Each warrant is exercisable at any time for the purchase of one share of our common stock at an exercise price of $9.00 per share. The warrants expire on December 18, 2006. The expiration date may not be extended without an amendment to the warrant agreement by us and the warrant agent. We do not have the right to call or otherwise redeem the warrants.

Common stock outstanding prior to offering.	56,938,000 shares (1)

Common Stock Outstanding after this Offering.	59,330,000 shares (2)

Use of Proceeds.	We will receive approximately $21,528,000 if all the warrants are exercised for cash. We will use the proceeds from the exercise of the warrants for working capital and general corporate purposes including potential payments to Novogen under the terms of the license agreement, potential licensing of other cancer compounds developed by Novogen under the license option deed and potential expansion of the clinical trial program for phenoxodiol including using phenoxodiol for other forms of cancer.

Nasdaq Symbols.	MSHL — common stock.

MSHLW — warrants.

AIM Listing.	Our common stock also trades on the London Stock Exchanges Alternative Investment Market (“AIM”) under the symbol “MSH.”

Risk Factors.	Investment in our securities involves a high degree of risk and could result in a loss of your entire investment. See “Risk Factors” beginning on page 4 to read about factors you should consider before buying our shares of common stock.

(1)	Does not include the 2,392,000 shares issuable upon the exercise of the outstanding warrants.

(2)	Assumes the exercise of all warrants and the issuance of 2,392,000 shares of our common stock in connection therewith.

RISK FACTORS

Investors should carefully consider the following risks, as well as the other information contained in this prospectus before investing in our common stock. If any of the following risks actually materializes, our business could be harmed, the price of our shares of common stock could decline and investors might lose all or part of their investment.

Risks Related to Our Business

We have a limited operating history, and we are likely to incur operating losses for the foreseeable future.

You should consider our prospects in light of the risks and difficulties frequently encountered by early stage and developmental companies. Although we were incorporated in December 2000, we have only been in operation since May 2002. We have incurred net losses since our inception, including net losses of $8,538,000, $3,033,000 and $123,000 for the years ended June 30, 2004, 2003 and 2002, respectively. For the nine months ended March 31, 2005, we incurred a net loss of $4,345,000. We anticipate that we will incur operating losses and negative cash flow for the foreseeable future. We have not yet commercialized any products and cannot be sure that we will ever be able to do so, or that we may ever become profitable. We expect to expand our clinical trials significantly, which will result in increasing losses, and may continue to incur substantial losses even if we begin to generate revenues from the distribution and sale of phenoxodiol.

If we are unable to successfully develop and commercialize phenoxodiol or license other viable drug candidates, our ability to sustain future operations will be significantly diminished.

We are currently developing only one drug, phenoxodiol. We cannot guarantee that phenoxodiol will be successful. Although we have rights to potentially develop other related compounds discovered and developed by Novogen under the terms of our license option deed with Novogen, our rights under our license agreement with Novogen are limited to the commercialization of phenoxodiol as an anti-cancer agent and these rights specifically exclude phenoxodiol in a topical application. If we are unable to successfully develop and commercialize phenoxodiol or other viable drug candidates, we may be required to cease or reduce our operations.

If we do not receive regulatory approval for marketing phenoxodiol or such approval is withdrawn, we will not be able to commercialize phenoxodiol.

We need regulatory approval in order to commercialize phenoxodiol. We may never receive marketing approval or if we do receive marketing approval, it will be limited to those disease states and conditions for which phenoxodiol has been proven to be safe and effective. Phenoxodiol currently is in various Phase 1b/11a clinical trials with the intention of being developed as both a monotherapy and a chemo-sensitizing agent for use with first-line chemotherapies in the areas of hormone-refractory prostate carcinoma, early stage cancer of the cervix, vagina and vulva, late stage ovarian carcinoma and renal cancer. Phenoxodiol has been granted fast track status by the FDA for use in hormone refractory prostate cancer and as a chemo-sensitizing agent for patients with recurrent late stage ovarian cancer. Product approval, if granted, can be withdrawn for failure to comply with regulatory requirements or upon the occurrence of adverse events following commercial introduction. In addition, our ability to market phenoxodiol in overseas countries is contingent upon receiving the required regulatory approvals in those countries. If we cannot commercialize phenoxodiol, we may be required to cease or reduce our operations. We cannot assure you that material delays, difficulties or adverse developments in the regulatory process will not be encountered in the future.

If the data from our clinical trials do not demonstrate the safety and effectiveness of phenoxodiol to the FDA’s satisfaction, we will not receive FDA approval to market phenoxodiol in the United States.

To obtain FDA approval for marketing, our pivotal trials must generate data demonstrating that phenoxodiol is safe and effective for each indication for which approval is sought. The FDA’s grant of permission to proceed with clinical trials does not constitute a binding commitment that the FDA will consider the trial design adequate to support approval, or that the data generated during pivotal trials will meet the safety and effectiveness endpoints, or otherwise produce results that will lead the FDA to grant marketing approval. If the FDA concludes that the data from our clinical trials have failed to demonstrate the safety and effectiveness of phenoxodiol for any indication, we will not receive FDA approval to market phenoxodiol for those indications in the United States.

We may not complete our pivotal trials on schedule, or at all, or they may be conducted improperly, which may delay or preclude FDA marketing approval.

The completion of our pivotal trials may be delayed or terminated for many reasons, including, but not limited to, if:

•	the FDA does not grant permission to proceed and places the trial on clinical hold;

•	subjects do not enroll in our pivotal trials at the rate we currently expect;

•	subjects experience an unacceptable rate or severity of adverse side effects;

•	third party clinical investigators do not perform our pivotal trial on our anticipated schedule or consistent with the clinical trial protocol, Good Clinical Practice and regulatory requirements, or other third parties do not perform data collection and analysis in a timely or accurate manner;

•	inspections of our clinical trial sites by the FDA or Institutional Review Boards, (IRBs), find regulatory violations that require us to undertake corrective action, suspend or terminate one or more sites, or prohibit us from using some or all of the data in support of our marketing applications;

•	one or more IRB suspends or terminates the trial at an investigational site, precludes enrollment of additional subjects, or withdraws its approval of the trial; or

•	one or more of our clinical investigators withdraws from our trials or deviates from our approved protocol.

Our development costs will increase if we have material delays in our pivotal trials, or if we are required to modify, suspend, terminate or repeat a pivotal trial.

We may not be able to secure and maintain suitable research institutions to conduct our clinical trials.

We rely on suitable research institutions, of which there are many, to conduct our clinical trials. While we have not previously experienced problems with third parties upon whom we rely for research or clinical trials, our reliance upon research institutions, including hospitals and cancer clinics, provides us with less control over the timing and cost of clinical trials and the ability to recruit patients than if we had conducted the trials on our own. Further, there is a greater likelihood that disputes may arise with these research institutions over the ownership of intellectual property discovered during the clinical trials. If we are unable to reach agreement with suitable research institutions on acceptable terms, or if any resulting agreement is terminated and we are unable to quickly replace the applicable research institution with another qualified institution on acceptable terms, the research could be delayed and we may be unable to complete development, or commercialize phenoxodiol, which will adversely affect our ability to generate operating revenues.

Any failure in our clinical trials could impair the commercial prospects for phenoxodiol.

Clinical trials have a high risk of failure. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials. While we have not had any material delays in our clinical testing program if we experience delays in the testing or approval process or need to perform more or larger clinical trials than originally planned our commercial prospects for phenoxodiol or any other drug candidates may be impaired and we may be required to cease or reduce our operations.

Our ability to achieve profitability is dependent on a number of factors, many of which have uncertain outcomes.

Our ability to achieve profitability is dependent on a number of factors including:

•	completing our clinical trial program and receiving marketing approval. Clinical testing is a prerequisite to the receipt of the regulatory approval necessary to commercialize phenoxodiol. We cannot control the outcome of our testing program or whether we receive regulatory approval. We will not be able to generate sales revenues until we receive marketing approval;

•	establishing strategic partnerships to market and sell phenoxodiol. Our negotiating position with potential strategic partners will be affected by the success of our clinical program. If we are unable to attract partners and negotiate favorable terms, we may have difficulty generating revenues from our commercialization of phenoxodiol;

•	maintaining a low cost operation and scalable supply of phenoxodiol capable of meeting the demands of the commercial market. We have contracted with Novogen for the supply of phenoxodiol and Novogen has fully complied with the terms of our manufacturing license and supply agreement. Under the terms of the manufacturing license and supply agreement, the supply of phenoxodiol is charged to us on a cost-plus basis. We do not have direct control over the manufacturing costs of phenoxodiol. We cannot control Novogen’s ability to expand its production capabilities to produce the large quantities that may be required by the commercial market. If our costs for the supply of phenoxodiol rise or if Novogen fails to supply sufficient quantities of phenoxodiol, our profitability could be adversely affected; and

•	our ability to license from Novogen rights to commercialize new cancer compounds. We may license from Novogen the rights to other cancer compounds under the terms of the license option deed. If development of phenoxodiol is unsuccessful or if we choose to expand to the development of additional compounds, our success may depend on controlling the costs of developing such new compounds and negotiating a favorable license agreement with Novogen. The availability of new compounds to commercialize and the cost to develop these compounds is outside of our direct control.

We have no direct control over the costs of manufacturing phenoxodiol and increases in these costs would increase the costs of conducting clinical trials and could adversely affect future profitability if these costs increase significantly.

We do not intend to manufacture phenoxodiol ourselves and we will be relying on third parties for our supplies of phenoxodiol both for clinical trials and for commercial quantities in the future. We have contracted with Novogen to manufacture and supply us with our requirements of phenoxodiol. The cost of manufacturing phenoxodiol is charged to us on a cost plus markup basis. We have no direct control over the costs of manufacturing phenoxodiol. If the costs of manufacturing phenoxodiol increase or if the cost of the materials used to make phenoxodiol increases these costs will be passed on to us by Novogen making the cost of conducting clinical trials more expensive. If, in the future, a third party other than Novogen manufactures and supplies us with phenoxodiol, we will not have direct control over those manufacturing costs. Once we are able to commercialize phenoxodiol, increases in manufacturing costs could adversely affect our future profitability if we are unable to pass all of the increased costs along to our customers.

Final approval by regulatory authorities of phenoxodiol for commercial use may be delayed, limited or prevented, any of which would adversely affect our ability to generate operating revenues.

Any of the following factors may serve to delay, limit or prevent the final approval by regulatory authorities of phenoxodiol for commercial use:

•	phenoxodiol is in the early stages of clinical development and we will need to conduct significant clinical testing to prove safety and efficacy before applications for marketing can be filed with the FDA, or with the regulatory authorities of other countries, to approve phenoxodiol for final use;

•	data obtained from pre-clinical and clinical tests can be interpreted in different ways, which could delay, limit or prevent regulatory approval;

•	development and testing of product formulation, including identification of suitable excipients;

•	it may take us many years to complete the testing of phenoxodiol or any other drug candidates, and failure can occur at any stage of this process;

•	negative or inconclusive results or adverse medical events during a clinical trial could cause us to delay or terminate our development efforts;

•	there is relatively limited scientific understanding of the means by which cells respond to chemical signals that reach them through the bloodstream, which we refer to as multiple signal transduction regulation or MSTR, the class of drug compounds to which phenoxodiol belongs; and

•	the commercialization of phenoxodiol may be delayed if the FDA or another regulatory authority requires us to expand the size and/or scope of the clinical trials.

While we have not encountered any material delays or adverse events from the factors described above to date, we cannot assure you that such delays or adverse events will not be encountered in the future.

We may not be able to establish the strategic partnerships necessary to market and distribute phenoxodiol.

A key part of our business plan is to establish relationships with strategic partners. We must successfully contract with third parties to package, market and distribute phenoxodiol. We have not yet established any strategic partnerships. Potential partners may not wish to enter into agreements with us due to Novogen’s current equity position as our majority stockholder or our contractual relationships with Novogen. Similarly, potential partners may be discouraged by our limited operating history. Additionally, our relative attractiveness to potential partners and consequently, our ability to negotiate acceptable terms in any partnership agreement will be affected by the results of our clinical program. For example, if phenoxodiol is shown to have high efficacy against a broad range of cancers we may generate greater interest from potential partners than if phenoxodiol was demonstrated to be less effective or applicable to a narrower range of cancers. There is no assurance that we will be able to negotiate commercially acceptable licensing or other agreements for the future exploitation of phenoxodiol, including the continued clinical development, manufacture or marketing of phenoxodiol. If we are unable to successfully contract for these services, or if arrangements for these services are terminated, we may have to delay our commercialization program for phenoxodiol which will adversely affect our ability to generate operating revenues.

We face a risk of product liability claims and may not be able to obtain adequate insurance.

Our business exposes us to the risk of product liability claims. This risk is inherent in the manufacturing, testing and marketing of human therapeutic products. We have product liability insurance coverage of up to approximately $14 million. Although we believe that this amount of insurance coverage is appropriate for our business at this time, it is subject to deductibles and coverage limitations, and the market for such insurance is becoming more restrictive. We may not be able to obtain or maintain adequate protection against potential liabilities. If we are unable to sufficiently insure against potential product liability claims, we will be exposed to significant liabilities, which may materially and adversely affect our business development and commercialization efforts.

We will need to raise additional funds to complete Phase III clinical trials and commercialize phenoxodiol, and the actual amount of funds we will need will be determined by a number of factors, some of which are beyond our control.

While we believe that we have sufficient funds to complete our current clinical trial program, we will require additional funds to further the evaluation of phenoxodiol beyond the current objectives including the completion of any Phase III clinical trials for phenoxodiol, and to pursue the commercialization of phenoxodiol.

The actual amount of funds that we will need will be determined by many factors, some of which are beyond our control. As a result, we may need additional funds sooner than we currently anticipate. These factors include:

•	the progress of research activities, the number and scope of research programs;

•	the progress of pre-clinical and clinical development activities;

•	the progress of the development efforts of Novogen or any other parties with whom we enter into research and development agreements;

•	our ability to establish and maintain current and new research and development and licensing arrangements;

•	our ability to achieve milestones under licensing arrangements; and

•	the costs involved in enforcing or defending patent claims and other intellectual property rights; and the costs and timing of regulatory approvals.

If our capital resources are insufficient to meet future capital requirements, we will have to raise additional funds. If we are unable to obtain additional funds on favorable terms we may be required to cease or reduce our operations. Also, if we raise more funds by selling additional shares of our common stock or securities convertible into or exercisable for shares of our common stock, your ownership interests may be diluted.

Our commercial opportunity will be reduced or eliminated if competitors develop and market products that are more effective, have fewer side effects or are less expensive than phenoxodiol.

The development of phenoxodiol and other drug candidates is highly competitive. A number of other companies have products or drug candidates in various stages of pre-clinical or clinical development that are intended for the same therapeutic indications for which phenoxodiol is being developed. Some of these potential competing drugs are further advanced in development than phenoxodiol and may be commercialized sooner. Even if we are successful in developing effective drugs, phenoxodiol may not compete successfully with products produced by our competitors.

With respect to the use of phenoxodiol for late-stage prostate cancer, docetaxel, a drug distributed by Aventis, was approved in 2004 by the FDA for the treatment of hormone refractory prostate cancer, establishing a new bench-mark for standard chemotherapy in late-stage prostate cancer. We do not believe this is a direct competitor because our strategy is to develop phenoxodiol as a chemosensitizer for docetaxel in patients with prostate cancer who become refractory to docetaxel. A number of pharmaceutical and biotech companies are known to be seeking to develop drugs for the same indication.

With respect to the use of phenoxodiol as a chemo-sensitizing agent to restore sensitivity to platinum-based drugs in late-stage ovarian cancer, the experimental drug, Telcyta (Telik Inc.) is a directly competitive drug. Telcyta currently is in a Phase III registration trial suggesting that it has shown sufficient promise in a Phase II study to warrant progression to a Phase III study. The different trialing regimes being used by us with phenoxodiol and by Telik Inc with Telcyta make it difficult to compare the two drugs for efficacy in this area and, as a result, we cannot evaluate the level of competition. However, we expect that at any level of efficacy, Telcyta, should it be approved for marketing, would represent a serious competitor for phenoxodiol.

Our competitors include pharmaceutical companies and biotechnology companies, as well as universities and public and private research institutions. In addition, companies active in different but related fields represent substantial competition for us. Many of our competitors developing oncology drugs have significantly greater capital resources, larger research and development staffs and facilities and greater experience in drug development, regulation, manufacturing and marketing than us. These organizations also compete with Novogen, our services provider, to recruit qualified personnel, and with us to attract partners for joint ventures and to license technologies that are competitive with ours. As a result, our competitors may be able to more easily develop technologies and products that would render our technologies or our drug candidates obsolete or non-competitive.

We depend on a number of key personnel whose services are provided by Novogen under our services agreement. If we are not able to procure these services in the future, the strategic direction of the clinical development program would be disrupted, causing a delay in phenoxodiol’s commercialization.

We currently rely on Professor Graham Kelly, our Chairman and phenoxodiol Program Director, Professor Alan Husband, Novogen Research Director, and Mr. Christopher Naughton, our President and CEO, to provide the strategic direction for the clinical development of phenoxodiol. If we are unable to secure the ongoing services of these key personnel, the commercialization program for phenoxodiol will be disrupted and will cause delays in obtaining marketing approval. Novogen has entered into employment agreements and maintains key man life insurance policies for each of these persons.

Our right to develop and exploit phenoxodiol is subject to the terms and conditions of agreements we have entered into with Novogen, and under these agreements our rights may be terminated under certain circumstances, some of which may be beyond our control.

We have licensed the intellectual property in the phenoxodiol technology from Novogen. All forms of administering phenoxodiol for the treatment of cancer are licensed to us, excluding topical applications. If we fail to meet our obligations under our license agreement, the manufacturing license and supply agreement or the services agreement with Novogen, any or all of these agreements may be terminated by Novogen and we could lose our rights to develop phenoxodiol. As of the date of this prospectus, we have no reason to believe that we will be unable to satisfy our obligations under these agreements. In addition, each of these agreements may be terminated immediately by Novogen in the event that we undergo a change of control without the consent of Novogen. A “change of control” means a change in control of more than half the voting rights attaching to the shares of our subsidiary, a change in control of more than half of the issued shares of our subsidiary (not counting any share which carries no right to participate beyond a specified amount in the distribution of either profit or capital) or a change in control of the composition of the board of directors of our subsidiary. Each of these agreements may also be terminated if we become the subject of certain bankruptcy proceedings or cease for any reason to be able to lawfully carry out all the transactions required by each respective agreement.

Our license rights are fundamental to our business and therefore a loss of these rights will likely cause us to cease operations.

The rights granted to us under the license agreement, the manufacturing license and supply agreement and the license option deed with Novogen are fundamental to our business.

The license agreement grants us the right to make, have made, market, distribute, sell, hire or otherwise dispose of phenoxodiol products in the field of prevention, treatment or cure of cancer in humans by pharmaceuticals delivered in all forms except topical applications. Our business purpose is to develop and commercialize cancer drugs including phenoxodiol, which we would be unable to pursue without the rights granted to us under the license agreement.

Under the manufacturing license and supply agreement, we have granted to Novogen an exclusive sub-license to manufacture and supply phenoxodiol to us in its primary manufactured form and Novogen has agreed to manufacture for us our required quantities of phenoxodiol. This agreement enables us to protect the licensed intellectual property rights used in the manufacturing process while securing the services of a manufacturing partner in Novogen, which through its equity position in us, shares a common interest in the production of phenoxodiol.

The license option deed grants us an exclusive first right to accept and exclusive last right to match any proposed dealing by Novogen with its intellectual property rights with a third party relating to certain compounds (other than phenoxodiol) developed by Novogen and its affiliates which have applications in the field of prevention, treatment or cure of cancer in humans. The license option deed is important to our business because it allows us to maintain control over the sale by Novogen of complementary as well as potentially competitive intellectual property rights to third party competitors.

Any loss of the rights under any of these agreements will likely cause us to cease operations.

The success of phenoxodiol is largely dependent on Novogen’s ability to obtain and maintain patent protection and preserve trade secrets, which cannot be guaranteed.

Patent protection and trade secret protection are important to our business and our future will depend, in part on our ability and the ability of Novogen to maintain trade secret protection obtain patents and operate without infringing the proprietary rights of others both in the United States and abroad. Litigation or other legal proceedings may be necessary to defend against claims of infringement, to enforce our patents, or to protect our trade secrets or the trade secrets of Novogen. Such litigation could result in substantial costs and diversion of our management’s attention. Novogen has not been involved in any opposition re-examination trade secret dispute infringement litigation or any other litigation or legal proceedings pertaining to the licensed patent rights.

The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. Novogen has applied for patents in a number of countries with respect to the use of phenoxodiol for the treatment, prevention or cure of cancer. We have licensed both issued patents and pending patent applications from Novogen. Novogen has issued patents in the United States, Australia and Singapore covering the use of phenoxodiol to prevent, or treat skin cancer from ultraviolet damage. Novogen also has patents issued in Australia, Hong Kong, New Zealand and the United Kingdom related to phenoxodiol for the treatment of a variety of cancers and has recently received a notice of allowance in the United States that is also related to phenoxodiol for the treatment of a variety of cancers.

Novogen’s applications may not proceed to grant or may be amended to reduce the scope of protection of any patent granted. The applications and patents may also be opposed or challenged by third parties. Our commercial success will depend, in part, on the ability of Novogen and our ability to obtain and maintain effective patent protection for the technologies underlying phenoxodiol and other compounds, and to successfully defend patent rights in those technologies against third-party challenges. As patent applications in the United States are maintained in secrecy until published or issued and as publication of discoveries in the scientific or patent literature often lag behind the actual discoveries, we cannot be certain that Novogen was the first to make the inventions covered by its pending patent applications or issued patents or that it was the first to file patent applications for such inventions. Additionally, the breadth of claims allowed in biotechnology and pharmaceutical patents or their enforceability cannot be predicted. We cannot be sure that any additional patents will issue from any of Novogen’s patent applications or, should any patents issue, that we will he provided with adequate protection against potentially competitive products. Furthermore, we cannot be sure that should patents issue, they will be of commercial value to us, or that private parties, including competitors, will not successfully challenge our patents or circumvent our patent position in the United States or abroad.

Claims by other companies that we infringe their proprietary technology may result in liability for damages or stop our development and commercialization efforts.

The pharmaceutical industry is highly competitive and patents have been applied for by, and issued to, other parties relating to products competitive with phenoxodiol. Therefore, phenoxodiol and any other drug candidates may give rise to claims that they infringe the patents or proprietary rights of other parties existing now and in the future. Furthermore, to the extent that we or Novogen or our respective consultants or research collaborators use intellectual property owned by others in work performed for us or Novogen, disputes may also arise as to the rights in such intellectual property or in resulting know-how and inventions. An adverse claim could subject us to significant liabilities to such other parties and/or require disputed rights to be licensed from such other parties.

Under the terms of the Manufacturing License and Supply Agreement, Novogen is responsible for producing the required amount of phenoxodiol for our clinical program and subsequent commercial quantities. Novogen is currently undertaking formulation development and manufacturing process development work for both the intravenous and oral dose formulations. This work is being conducted to ensure that there is a robust production process which meets the expected commercial quantities of phenoxodiol and that both the intravenous and oral dose formulations are manufactured on a cost effective basis.

During this process Novogen has identified a number of excipients that may be used in the formulations of phenoxodiol. Excipients, among other things, perform the function of a carrier of the active drug ingredient in the intravenous formulation. Some of these identified excipients or carriers may be included in third party patents in some countries. We intend to seek a license if we decide to use a patented excipient in the marketed intravenous product or we may choose one of those excipients that do not have a license requirement.

We cannot be sure that any license required under any such patents or proprietary rights would be made available on terms acceptable to us, if at all. If we do not obtain such licenses, we may encounter delays in product market introductions, or may find that the development, manufacture or sale of products requiring such licenses may be precluded. We have not conducted any searches or made any independent investigations of the existence of any patents or proprietary rights of other parties.

We may be subject to substantial costs stemming from our defense against third-party intellectual property infringement claims.

Third parties may assert that we or Novogen are using their proprietary information without authorization. Third parties may also have or obtain patents and may claim that technologies licensed to or used by us infringe their patents. If we are required to defend patent infringement actions brought by third parties, or if we sue to protect our own patent rights, we may be required to pay substantial litigation costs and managerial attention may be diverted from business operations even it the outcome is not adverse to us. In addition, any legal action that seeks damages or an injunction to stop us from carrying on our commercial activities relating to the affected technologies could subject us to monetary liability and require us or Novogen or any third party licensors to obtain a license to continue to use the affected technologies. We cannot predict whether we or Novogen would prevail in any of these types of actions or that any required license would be made available on commercially acceptable terms or at all.

In the event that Novogen does not comply with its obligations under a grant from the Australian government under which phenoxodiol was, in part, developed, our rights to use the intellectual property relating to phenoxodiol and developed by Novogen may revert back to the Australian government.

Novogen developed phenoxodiol in part using funds from the Australian government under what is known as the START Program. Under the START Program, Novogen must meet certain project development and commercialization obligations. Novogen has met the project development obligations and has received final payment thereon. Novogen believes it is currently in compliance with its commercialization schedule. Although Novogen believes that it has complied with its obligations under the START Program, if the Australian government disagrees or if Novogen undergoes a change of control without the prior consent of the Australian Government, the Australian government has a right to demand that intellectual property created during the course of the project funded by the grant be vested back in the Australian government or demand repayment of the funds paid to Novogen under the program. The Australian government may then license the intellectual property rights related to phenoxodiol to other parties and may demand other intellectual property rights from Novogen. Any such reclamation by the Australian government could preclude our use of Novogen’s intellectual property in the development and commercialization of phenoxodiol and we may have to compete with other companies to whom the Australian government may license the intellectual property.

The enforcement of civil liabilities against our officers and directors may be difficult.

All of our officers and directors are residents of jurisdictions outside the United States. As a result it may be difficult for you to effect service of process within the United States upon our officers and directors or to enforce judgments obtained against our officers and directors or us in United States courts.

Our revenue is affected by fluctuations in currency exchange rates.

Much of our expenditures and potential revenue will be spent or derived outside of the United States. As a result, fluctuations between the United States dollar and the currencies of the countries in which we operate may increase our costs or reduce our potential revenue. At present, we do not engage in hedging transactions to protect against uncertainly in future exchange rates between particular foreign currencies and the U.S. dollar.

We are authorized to issue a class of blank check preferred stock, which could adversely affect the holders of our common stock.

Our restated certificate of incorporation allows us to issue a class of blank check preferred stock with rights potentially senior to those of our common stock without any further vote or action by the holders of our common stock. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of our common stock or could adversely affect the rights and powers including voting rights, of such holders. In certain circumstances such issuance could have the effect of decreasing the market price of our shares, or making a change’ in control of us more difficult.

We are in the process of strengthening our internal control over financial reporting.

We have determined that the personnel and management of Novogen, who perform our accounting and financial reporting functions pursuant to our services agreement with Novogen, are not sufficiently expert in U.S. GAAP and the requirements of the Securities and Exchange Commission and the Public Company Accounting Oversight Board and that this lack of expertise represents a material weakness in the operation of the our internal control over financial reporting. In addition, we have also determined that our system of financial reporting was not designed to prepare financial statements in accordance with U.S. GAAP and that our system of internal control, in particular our processes to review and analyze elements of the financial statement close process and prepare consolidated financial statements in accordance with U.S. GAAP, has not reduced to a relatively low level the risk that errors in amounts that would be material in relation to those financial statements may occur and may not be detected within a timely period by management in the normal course of business.

We and Novogen have undertaken a re-evaluation of our internal controls and procedures and have implemented such enhancements as appropriate. While we have taken measures designed to address the above matters, we and Novogen may need to implement additional measures to further enhance our internal controls and procedures.

We are exposed to certain potential risks from recent legislation requiring companies to evaluate their internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002.

We are evaluating our internal controls systems in order to allow management to report on the effectiveness of our internal control over financial reporting and our registered independent public accounting firm to attest to this report, as required by Section 404 of the Sarbanes-Oxley Act. We are performing the system and process evaluation and testing, and implementing any necessary remediation, required in an effort to comply with the management report and public accounting firm attestation requirements and continue to incur additional expenses and devote significant management time towards completing actions required for management’s evaluation. The evaluation and attestation processes required by Section 404 are new and neither public companies nor public accounting firms have significant experience in testing or complying with these requirements. While we have developed and are implementing plans to fully implement the requirements relating to internal controls and all other aspects of Section 404 in a timely fashion, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations since, like other public companies, we and our registered independent public accounting firm are undergoing the process for the first time in a regulatory environment where the standards to assess adequacy of compliance are under development. We cannot assure you that there may not be significant deficiencies or material weaknesses that would be required to be reported as a result of the process.

Risks Related to Our Relationship with Novogen

As our majority stockholder, Novogen will have the ability to determine the outcome of all matters submitted to our stockholders for approval and Novogen’s interests may conflict with ours or our other stockholders’ interests.

Novogen beneficially owns approximately 86.9% of our outstanding shares of common stock. As a result, Novogen will have the ability to effectively determine the outcome of all matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets.

Novogen will have the ability to effectively control our management and affairs Novogen’s interests may not always be the same as that of our other stockholders. In addition this concentration of ownership may harm the market price of our shares by:

•	delaying, deferring or preventing a change in control;

•	impeding a merger, consolidation, takeover or other business combination involving us;

•	discouraging a potential acquirer from making a tender, offer or otherwise attempting to obtain control of us; or

•	selling us to a third party.

A majority of our directors are officers and/or directors of Novogen which may create a conflict of interest.

Four of our six existing board members, including our Chairman, currently serve as board members of Novogen. Our President and Chief Executive Officer, Christopher Naughton, is the Managing Director of Novogen. Our Chief Financial Officer and Secretary, David Ross Seaton, is the Chief Financial Officer of Novogen. Simultaneous service as a Novogen director or officer can create, or appear to create, a conflict of interest, when such directors or officers are presented with decisions that could have different implications for us and for Novogen.

Novogen can compete with us.

We have no contract, arrangement or understanding with Novogen to preclude it from developing a product which may be competitive with phenoxodiol or to use phenoxodiol for any uses other than anti-cancer applications. Novogen has reserved the intellectual property rights and know-how rights relating to topical applications of phenoxodiol even in the field of cancer. There can be no assurance that Novogen or its subsidiaries will not pursue alternative technologies or product candidates either on its own or in collaboration with others, as a means of developing treatments for the conditions targeted by phenoxodiol or any other product candidate which we seek to exploit.

We are dependent on Novogen for our personnel.

We have no employees. We rely on Novogen to provide or procure the provision of staff and other financial and administrative services under our services agreement with Novogen. Novogen has fully complied with the terms of our services agreement. To successfully develop phenoxodiol, we will require ongoing access to the personnel who have, to date, been responsible for the development of phenoxodiol. The services agreement does not specify a minimum amount of time that Novogen employees must devote to our operations. If we are unable to secure or if we lose the services of these personnel, the ability to develop phenoxodiol could be materially impaired. Moreover, if our business experiences substantial and rapid growth, we may not be able to secure the services and resources we require from Novogen or from other persons to support that growth.

We are largely dependent on Novogen for our supply of phenoxodiol and should Novogen be unable to supply commercial quantities of phenoxodiol, it may be difficult to secure an alternative source.

We currently intend that phenoxodiol will be supplied to us in its primary manufactured form by Novogen under the manufacturing license and supply agreement. As the manufacturing process for phenoxodiol has not been tested in the quantities needed for commercial sales, we may he unable to receive the necessary quantities in a timely manner. In addition, in order for Novogen to supply commercial quantities of phenoxodiol in due course, it will need to build a new manufacturing plant. To build a new manufacturing plant, Novogen will need to scale up its current pilot plant. If the plant proves difficult to scale up or requires significant redesign, our ability to commercialize phenoxodiol could be delayed. Any larger manufacturing plant built by Novogen will also have to comply with the FDA’s current Good Manufacturing Practices, or cGMPs. Also, significant additional capital will be required to build the plant. Such capital may not be available to Novogen.

If Novogen materially and persistently fails to supply us with the quantities of phenoxodiol that we require, the manufacturing license and supply agreement permits us, and we could consider contracting with third party manufacturers for the production of phenoxodiol. Any third party manufacturer would have to satisfy cGMPs and would have to meet our quality assurance standards. In addition, it may be difficult to negotiate acceptable terms with any third party manufacturer.

Risks Related to Our Common Stock

The trading price of the shares of our common stock could be highly volatile and could decline in value and we may incur significant costs from class action litigation.

The trading price of our common stock could be highly volatile in response to various factors, many of which are beyond our control, including:

•	developments concerning phenoxodiol;

•	announcements of technological innovations by us or our competitors;

•	new products introduced or announced by us or our competitors; changes in financial estimates by securities analysts;

•	actual or anticipated variations in operating results;

•	expiration or termination of licenses, research contracts or other collaboration agreements;

•	conditions or trends in the regulatory climate and the biotechnology, pharmaceutical and genomics industries;

•	changes in the market valuations of similar companies;

•	the liquidity of any market for our securities;

•	trading prices of our common stock on the Alternative Investment Market of the London Stock Exchange; and

•	additional sales by us or Novogen of shares of our common stock.

In addition equity markets in general and the market for biotechnology and life sciences companies in particular have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies traded in those markets. In addition, changes in economic conditions in the United States, Europe or globally, could impact upon our ability to grow profitably. Adverse economic changes are outside our control and may result in material adverse impacts on our business or our results of operations. These broad market and industry factors may materially affect the market price of our shares of common stock, regardless of our development and operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management’s attention and resources.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

If you exercise the warrants, you will in effect pay more for your shares of our common stock than the amounts paid by existing stockholders for their shares. As a result, you will incur immediate and substantial dilution of $8.32 per share, representing the difference between the exercise price and our pro forma as adjusted net tangible book value per share at March 31, 2005 after giving effect to the exercise of our outstanding warrants. In addition, purchasers of our shares of common stock in this offering will have contributed approximately 36% of the aggregate price paid by all purchasers of our common stock, but will own only approximately 4% of the shares outstanding after this offering. We may also acquire other companies or technologies or finance strategic alliances by issuing equity, which may result in additional dilution to our stockholders.

You will not be able to exercise the warrants if we do not maintain the effectiveness of the registration statement and a current prospectus.

If we do not maintain an effective registration statement and a current prospectus or comply with applicable state securities laws, you may not be able to exercise the warrants. In order for you to be able to exercise the warrants, the shares underlying the warrants must be covered by an effective registration statement and a current prospectus and be qualified for sale or exempt from qualification under the applicable securities laws of the state in which you reside. Although we cannot assure you that we will actually be able to do so, we will use our best efforts to:

•	maintain an effective registration statement and a current prospectus covering the shares of our common stock underlying the warrants at all times when the market price of the common stock exceeds the exercise price of the warrants until the expiration of the warrants; and

•	maintain the registration of such shares under the securities laws of the states, if any, in which we initially qualify the common stock units for sale in this offering.

Future sales of our common stock may depress our stock price.

The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market, including the shares covered by this prospectus, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future equity offerings. As of June 20, 2005, we had 56,938,000 shares of our common stock outstanding not including the 2,392,000 shares of common stock underlying the warrants.

We may also acquire other companies or technologies or finance strategic alliances by issuing equity, which may result in additional dilution to our stockholders.

We will have broad discretion over the use of the net proceeds to us from any exercise of the warrants.

We will have broad discretion to use the net proceeds to us upon any exercise of the warrants, and you will be relying on the judgment of our board of directors and management regarding the application of these proceeds. Although we expect to use a substantial portion of the net proceeds from any exercise of the warrants for general corporate purposes, including potential payments to Novogen under the terms of the license agreement, potential licensing of other cancer compounds developed by Novogen under the license option deed and potential expansion of the clinical trial program for phenoxodiol to include other forms of cancer, we have not allocated these net proceeds for specific purposes.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in “Risk Factors” and elsewhere in this prospectus, including, among other things:

•	our inability to obtain any additional required financing or financing available to us on acceptable terms;

•	our failure to successfully commercialize our product candidates;

•	costs and delays in the development and/or receipt of FDA or other required governmental approvals, or the failure to obtain such approvals, for our product candidates;

•	uncertainties in clinical trial results;

•	our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products;

•	competition and competitive factors;

•	our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business;

•	our inability to operate our business without infringing the patents and proprietary rights of others;

•	general economic conditions;

•	the failure of any products to gain market acceptance;

•	our inability to obtain any additional required financing;

•	technological changes;

•	government regulation generally and the receipt of the regulatory approvals;

•	changes in industry practice; and

•	one-time events.

These risks are not exhaustive. Other sections of this prospectus may include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

We will receive approximately $21,528,000 if all 2,392,000 warrants are exercised for cash. We will use the proceeds from the exercise of the warrants for working capital and general corporate purposes including potential payments to Novogen under the terms of the license agreement, potential licensing of other cancer compounds developed by Novogen under the license option deed and potential expansion of the clinical trial program for phenoxodiol including using phenoxodiol for other forms of cancer.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2005:

•	on an actual basis; and

•	as adjusted to reflect the receipt of approximately $21,528,000 if all the warrants are exercised for cash.

You should read this table in conjunction with our consolidated financial statements and the related notes incorporated by reference in this prospectus

	As of March 31, 2005
	Actual	As Adjusted
	(in thousands)
Short-term debt
Current portion of long-term debt	—	—
Long-term debt
Bank borrowings	—	—

Stockholders’ equity: preferred stock, $0.01 par value, 100,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.00000002 par value, 113,000,000 shares authorized, 56,938,000 shares issued and outstanding actual and 59,330,000 shares issued and outstanding as adjusted
Additional paid-in-capital	34,636	56,164
Deficit accumulated during development stage	(16,039)	(16,039)
Accumulated other comprehensive income	—	—

Total stockholders’ equity	18,597	40,125

Total debt and stockholders’ equity	$18,597	$40,125

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the exercise price per warrant and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of our common stock outstanding. Investors participating in this offering will incur immediate, substantial dilution.

Our net tangible book value at March 31, 2005, before adjustment for this offering, was approximately $18,597,000 or approximately $0.33 per share. After giving effect to the sale of 2,392,000 shares of common stock in this offering, our as adjusted net tangible book value at March 31, 2005 would have been $40,125,000 or approximately $0.68 per share. This represents an increase in net tangible book value of $0.35 per share to our existing stockholders and an immediate dilution (i.e., the difference between the exercise price per warrant and the as adjusted net tangible book value per share after this offering) at March 31, 2005 of $8.32 per share to purchasers of the shares of common stock offered hereby. The following table illustrates this per share dilution:

Exercise price per share of common stock		$9.00	100%

Net tangible book value per share at March 31, 2005	$0.33

Increase in net tangible book value per share attributable to the new investors	$0.35

As adjusted net tangible book value per share after this offering		0.68
Dilution per share to new investors		$8.32	92.4%

The following table summarizes at March 31, 2005, after giving effect to the sale of 2,392,000 shares of common stock, the number of shares of common stock purchased from us, the total consideration paid to us for those shares and the consideration given by the existing stockholders and by the new investors assuming approximately 56,938,000 shares of our common stock are outstanding:

	Shares Purchased		Total Consideration		Average
					Price
	Number	Percent	Amount	Percent	Per Share
	(in thousands)		(in thousands)
Existing stockholders	56,938	96	$38,124	64	$.67
New investors	2,392	4	21,528	36	$9.00

Total	59,330	100	$59,652	100

PLAN OF DISTRIBUTION

We are offering shares of common stock issuable upon the exercise of our public warrants. The public warrants may be exercised by surrendering the certificate representing such warrants, with instructions for registration and delivery of the underlying common stock completed and the form of election to purchase on the reverse side of such certificate completed and executed, together with payment of the exercise price and any applicable taxes, to the warrant agent. If less than all of the warrants evidenced by a warrant certificate are exercised, a new certificate will be issued for the remaining number of warrants.

LEGAL MATTERS

The validity of the shares of common stock offered hereby was passed upon for us by Morgan, Lewis & Bockius LLP.

EXPERTS

The consolidated financial statements of Marshall Edwards, Inc. (a development stage company) at June 30, 2004, and for the year then ended and for the period from December 1, 2000 (inception) through June 30, 2004, appearing in Marshall Edwards, Inc.’s Annual Report (Form 10-K) for the year ended June 30, 2004, have been audited by Ernst & Young, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Marshall Edwards, Inc. (a development stage company) at June 30, 2003, and for each of the two years in the period ended June 30, 2003 and for the period from December 1, 2000 (inception) through June 30, 2003, appearing in Marshall Edwards, Inc.’s Annual Report (Form 10-K) for the year ended June 30, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

AVAILABLE INFORMATION

This prospectus is part of a post-effective amendment on Form S-3 to our registration statement that was originally filed on Form S-1 with the SEC covering the shares of common stock being offered hereby. This prospectus, which constitutes a part of registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. We do not intend to use any forms of prospectus other than printed prospectuses. For further information with respect to us and our common stock and the attached rights, reference is made to the registration statement and the exhibits and schedules thereto. You may read and copy any document we or Novogen periodically file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information are available for inspection at the SEC’s public reference rooms and the website of the SEC referred to above.

We are required by the Alternative Investment Market of the London Stock Exchange to prepare half-yearly reports and annual audited accounts. You may request a copy of these reports, which we will provide to you at no cost, by writing or calling us at our mailing address and telephone number: 140 Wicks Road, North Ryde NSW 2113, Australia, telephone: (011) 61 2 8877 6196.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we filed with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below into this prospectus, and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, as amended, until our offering is complete. The documents we incorporate by reference are:

•	Our Annual Report on Form 10-K for the year ended June 30, 2004 filed with the SEC on September 9, 2004.

•	Our definitive Proxy Statement for our annual Meeting of Stockholders on Form 14A filed with the SEC on October 28, 2004.

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed with the SEC on May 12, 2005.

•	Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2004 filed with the SEC on February 11, 2005.

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 filed with the SEC on November 15, 2004.

•	Our Current Reports on Form 8-K filed with the SEC on January 27, 2005, November 8, 2004 and September 16, 2004.

•	Our Current Report on Form 8-K/A filed with the SEC on October 21, 2004.

•	Our Registration Statement on Form 8-A filed with the SEC on November 26, 2003.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

140 Wicks Road
North Ryde NSW 2113, Australia
telephone: (011) 61 2 8877 6196.

Marshall Edwards, Inc.

2,392,000 Shares of Common Stock
Issuable Upon Exercise of Warrants

PROSPECTUS

June 29, 2005

     No document in connection with this offering, including this prospectus, may be issued or passed on in the United Kingdom to, or is directed at, any person, other than: (i) to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses and otherwise in circumstances which will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended) and in circumstances where Section 21(1) of the Financial Services and Markets Act 2000 does not apply by virtue of such person being an investment professional as that term is defined in Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001; or (ii) to persons to whom the document may otherwise lawfully be issued. Nothing in this prospectus should be construed as investment advice to any person. If you are a recipient of this prospectus outside of the scope of the above criteria then you may not act upon the content of this prospectus.

     We are not making this offering described in this prospectus in Australia or in any state or other jurisdiction in which it is unlawful to do so nor are we selling or accepting any offers to purchase any of our common stock units from persons who are residents of such jurisdictions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

An estimate of expenses*, follows:

Securities and Exchange Commission registration fee	$2,660.81
Legal fees and expenses	$17,000.00
Accountants’ fees and expenses	$15,000.00
Miscellaneous expenses	$1,339.19

Total	$36,000.00

* All expenses, except the SEC registration fee, are estimated.

Item 15. Indemnification of Directors and Officers.

Our Certificate of Incorporation provides that we will indemnify our directors and officers to the full extent permitted by the DGCL. Section 145 of the DGCL provides that the extent to which a corporation may indemnify its directors and officers depends on the nature of the action giving rise to the indemnification right. In actions not on behalf of the corporation, directors and officers may be indemnified for acts taken in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. In actions on behalf of the corporation, directors and officers may be indemnified for acts taken in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except for acts as to which the director or officer is adjudged liable to the corporation, unless the relevant court determines that indemnification is appropriate despite such liability. Section 145 also permits a corporation to (i) reimburse present or former directors or officers for their defense expenses to the extent they are successful on the merits or otherwise and (ii) advance defense expenses upon receipt of an undertaking to repay the corporation if it is determined that payment of such expenses is unwarranted.

To supplement the general indemnification right contained in our Certificate of Incorporation, the By-Laws provide for the specific indemnification rights permitted by Section 145 (as described above). The By-Laws also permit us to purchase Directors & Officers insurance, but no director or officer has a right to require this.

In addition to the indemnification rights described above, our Certificate of Incorporation eliminates any monetary liability of directors to us or our shareholders for breaches of fiduciary duty except for (i) breaches of the duty of loyalty, (ii) acts or omissions in bad faith, (iii) improper dividends or share redemptions and (iv) transactions from which the director derives an improper personal benefit.

Item 16. Exhibits and Financial Statement Schedules.

The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of this registration statement.

Item 17. Undertakings.

(1)	The undersigned registrant hereby undertakes:

(i)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(c)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(ii) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(iii) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(iv) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(v) That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is first declared effective.

(vi) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Melbourne, Australia on June 29, 2005.

MARSHALL EDWARDS, INC. (Registrant)

By:	/s/ Christopher Naughton

Christopher Naughton President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons, in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Christopher Naughton	President and Chief Executive	June 29, 2005
Officer, Director (Principal
Christopher Naughton	Executive Officer)

/s/ David R. Seaton	Chief Financial Officer and	June 29, 2005
Secretary (Principal
David R. Seaton	Financial Officer and
Principal Accounting Officer)

* Dr. Graham E. Kelly	Chairman	June 29, 2005

* Philip A. Johnston	Director	June 29, 2005

* David Morritz de Kretser	Director	June 29, 2005

* Paul J. Nestel	Director	June 29, 2005

* Stephen Breckenridge	Director	June 29, 2005

*By:	/s/ David R. Seaton

David R. Seaton Attorney-in-fact

INDEX TO EXHIBITS

(a)	Exhibits.

Exhibit Number	Exhibit
1(1)	Form of Underwriting Agreement
3.1(1)	Certificate of Incorporation.
3.2(1)	Bylaws.
4.1(1)	Specimen Common Stock certificate.
4.2(1)	Form of Warrant issued to Non-US Persons May 2002
4.3(1)	Form of Warrant Issued to US Persons May 2002
4.4(1)	Warrant Agreement
5(1)	Opinion of Morgan, Lewis & Bockius LLP
10.1(1)	Amended and Restated License Agreement between Novogen Research Pty Limited and Marshall Edwards Pty Limited.
10.2(1)	Amended and Restated Manufacturing License and Supply Agreement between Novogen Laboratories Pty Limited and Marshall Edwards Pty Limited.
10.3(1)	Amended and Restated License Option Deed between Novogen Research Pty Limited and Marshall Edwards Pty Limited.
10.4(1)	Amended and Restated Services Agreement among Novogen Limited, Marshall Edwards, Inc. and Marshall Edwards Pty Limited.
10.5(1)	Guarantee and Indemnity among Marshall Edwards, Inc., Novogen Laboratories Pty Limited, Novogen Research Pty Limited and Novogen Limited.
10.6(1)	Marshall Edwards Inc. Share Option Plan.
21(1)	Subsidiaries of Marshall Edwards, Inc.
23.1(1)	Consent of Morgan, Lewis & Bockius LLP (contained in Exhibit 5)
23.2(2)	Consent of Ernst & Young
23.3(2)	Consent of Ernst & Young LLP
24(1)	Power of Attorney (included on signature page).

(1)	Previously filed.

(2)	File herewith.

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